SEC Coverage Requirements Pursuant to Rule 17g -1

Series of BNY Mellon ETF Trust	Gross Assets as of April 30, 2020 – Series	Amount of Bond Required Pursuant to Rule 17g-1(d)
BNY Mellon Core Bond ETF	$30,569,221.41	$300,000
BNY Mellon High Yield Beta ETF	$25,669,863.53	$300,000
BNY Mellon Short Duration Corporate Bond ETF	$28,836,913.72	$300,000
BNY Mellon Emerging Markets Equity ETF	$25,957,060.58	$300,000
BNY Mellon International Equity ETF	$26,129,754.47	$300,000
BNY Mellon US Large Cap Core Equity ETF	$33,031,200.58	$300,000
BNY Mellon US Mid Cap Core Equity ETF	$30,579,495.38	$300,000
BNY Mellon US Small Cap Core Equity ETF	$34,352,307.33	$300,000
Total Gross Assets for BNY Mellon ETF Trust	$235,125,817.00	$750,000